Exhibit 19

Bio-Techne Insider Trading Policy

Effective February 1, 2023

Purpose and Scope

Purpose of the Policy

Insider Trading Policy (this “Policy”) describes the standards of Bio-Techne Corporation and its affiliated companies (together, the “Company”) on trading of Company securities or securities of certain other publicly traded companies while in the possession of confidential information. It also addresses additional trading restrictions on all executive officers and members of the Company’s board of directors (collectively referred to as “Section 16s”).

Persons Subject to the Policy

This Policy applies to all Section 16s and all other employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material Company information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

Transactions Subject to the Policy

This Policy applies to transactions in Company Securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities. Certain limited exceptions are described below.

The Policy

No Improper Insider Trading

Section 16s and certain other employees of the Company who may have Material Nonpublic Information from time to time, entities controlled by such persons and members of their immediate family or household are considered insiders under this Policy (“Insiders”). In certain circumstances, Insiders can also include certain consultants or contractors who might have access to Material Nonpublic Information.

Insiders shall not purchase or sell Company Securities, or offer to do so, during any time that he or she possesses Material Nonpublic Information (defined below) concerning the Company, and for one business day following public disclosure of that information, or at such time as such nonpublic information is no longer material. If, for example, the Company were to make an announcement on a Monday before opening of the trading market, Insiders should not trade in Company Securities until Tuesday.

No “Tipping” Others

Nonpublic information relating to the Company is the property of the Company, and the unauthorized disclosure of such information for any reason – whether or not related to trading in Company Securities – is barred by obligations of confidentiality to the Company.

Beyond confidentiality obligations to the Company, federal securities laws specifically bar insiders from disclosing (“tipping”) Material Nonpublic Information to any other person (including family members) where such information may be used to trade in Company Securities. Insiders also shall not make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in Company Securities.

Liability for tipping Material Nonpublic Information to another person who trades in Company Securities can be as severe as liability for directly trading in Company Securities. Moreover, any disclosure of Material Nonpublic Information that results in a third party engaging in a transaction in Company Securities, when viewed in hindsight, will appear to be tipping, so Insiders should be extremely cautious with disclosure of Company information.

The same rules regarding tipping Material Nonpublic Information apply to information regarding other publicly traded companies.

Potential Criminal and Civil Liability and/or Company Disciplinary Action

Insiders may be subject to financial penalties and jail time for engaging in transactions in Company Securities at a time when they have knowledge of Material Nonpublic Information regarding the Company. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company Securities. The Securities and Exchange Commission (“SEC”), the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

Section 16s and employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Blackout Periods

To ensure compliance with this Policy and applicable federal and state securities laws, the Company has established a quarterly Blackout Period. Section 16s and certain employees who have been designated by the Company because they have ongoing access to the Company’s internal financial statements or other Material Nonpublic Information, members of the immediate family or household of any such person, and any entities controlled by such person (the “Designated Insiders”) may not trade in Company Securities during a Blackout Period.

The Blackout Period in any fiscal quarter typically commences on or about the tenth calendar day of the third fiscal month of the fiscal quarter and ends one full trading day following the public disclosure of the financial results for that fiscal quarter, which typically occurs with release of earnings information through a press release and/or filing with the U.S. government. However, the Compliance Officer may choose to impose a trading restriction at an earlier or later date if the situation is warranted. Designated Insiders may not trade Company Securities during the Blackout Period and may trade Company Securities outside the Blackout Period only if they do not possess Material Nonpublic Information.

In addition to quarterly Blackout Periods, the Company may determine that an event has occurred which causes any Insider to possess Material Nonpublic Information about the Company (such as a pending major acquisition). The existence of an event-specific blackout will not be announced, although those who are aware of the event giving rise to the blackout may be notified. Even if the Company has not declared an event-specific blackout, no one should trade while aware of Material Nonpublic Information.

Individual Responsibility

Section 16s and employees have the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. Each person must exercise appropriate judgment in connection with any trade in Company Securities.

This Policy applies to immediate family members and household members of executive officers, board of director members and employees. “Immediate family member” includes a spouse or a minor child, and any other family members whose transactions in Company Securities are directed by the executive officer, director or employee or are subject to that person’s influence or control, such as adult children or parents who consult with the executive officer, director or employee before they trade in Company Securities. Immediate family members and household members should be made aware of this Policy and its restrictions. This Policy does not, however, apply to personal securities transactions of family members or household members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to an executive officer, director or employee or his or her immediate family members or household members.

An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct and to avoid an inquiry regarding civil and criminal liability for trading on inside information.

Applicability to Insider Information from Other Companies

This Policy also applies to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors, suppliers or potential acquisition targets (“Business Partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties and termination of employment may result from trading on inside information regarding the Company’s Business Partners. All Section 16s and employees must treat Material Nonpublic Information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of Material Nonpublic Information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of Company Securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

• Sales results and trends

• Financial results

• Projections of future earnings or losses

• News of a pending or proposed material merger, acquisition or divestiture

• News of the disposition of a material subsidiary

• Gain or loss of a substantial customer or supplier

• New product announcements of a significant nature

• A pending or proposed joint venture

• Significant product defect, recall or modification

• Significant pricing changes

• Stock splits

• New equity or debt offerings

• Developments regarding significant litigation or government agency investigations, including actual or threatened proceedings

• Cybersecurity risks and incidents, including vulnerabilities and breaches

• Changes in executive officers or members of the board of directors

• Changes to dividend or stock repurchase policies

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. Generally, material information regarding the Company is made public through the Company's filings with the SEC that are made available on the SEC’s website, through press releases or newswire services, or through widely-available news sources, such as television, radio, newspaper, or news websites. By contrast, information would likely not be considered to be publicly available if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Certain Exceptions

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to a net exercise or tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy the exercise price for the option or tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the vesting or lapse of risk of forfeiture of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon such events. The Policy, including, as applicable, blackout period and pre-clearance notification provisions, do apply to any market sale of restricted stock.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in any employee stock purchase plan adopted by the Company resulting from a person’s periodic contribution of money to the plan pursuant to an election made at the time of enrollment in the plan. However, this Policy applies to a person’s election to participate in the plan initially, any subsequent modifications to increase or decrease the percentage of contributions made, and the termination of contributions for any enrollment period. It also applies to sales of stock purchased pursuant to the plan.

Other Similar Transactions. Purchases of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Rule 10b5-1 Plans. This Policy does not apply to transactions executed pursuant to a contract, instruction or plan that satisfies Rule 10b5-1(c) of the Exchange Act, so long as the underlying contract, instruction or plan itself complies with applicable law and regulations as well as any other requirements established by the Company from time to time. See below for more details.

Administration of the Policy

The Company's General Counsel will serve as Compliance Officer for administration of this Policy. In the absence of the General Counsel (or if the General Counsel desires to engage in a transaction in Company Securities), the Chief Financial Officer will be responsible for administration of this Policy. The General Counsel and the Chief Financial Officer may delegate their responsibilities as Compliance Officer as they deem necessary or appropriate for administration of this Policy.

Any person who has a question about this Policy or its application to any proposed transaction is encouraged to obtain additional guidance from the Compliance Officer.

All determinations and interpretations by the Compliance Officer shall be final and not subject to further review. Neither the Compliance Officer nor the Company will be liable for any determinations made under this Policy.

Additional Discouraged and Prohibited Transactions

In order to avoid even the appearance of the use of inside information and to discourage short-term or speculative transactions involving Company Securities, this Policy strongly discourages, and in some cases prohibits, Insiders from engaging in any of the following activities with respect to Company Securities:

Short-Term (“Short Swing”) Trading. Pursuant to Section 16(b) of the Securities Exchange Act of 1934, officers and members of the board of directors must hold Company Securities for at least six months after a purchase, and must refrain from purchasing Company Securities for at least six months after a sale. All other Insiders are strongly discouraged from engaging in short term trading of Company Securities.

Short Sales. Insiders are prohibited from engaging in short sales of Company Securities (i.e. the sale of shares that the seller does not own).

Publicly Traded Options. Insiders are prohibited from buying and selling “puts” and “calls” or other derivative securities on Company Securities.

Hedging Transactions. Insiders are prohibited from engaging in hedging or monetization transactions, such as through equity swaps, collars, prepaid variable forwards and other similar mechanisms, in connection with Company Securities.

Margin Accounts and Pledging. Insiders are prohibited from holding company securities in a margin account. Pledging Company Securities as collateral for a loan is also generally prohibited unless the individual is able to clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. In that limited situation, the individual requesting the exception must provide appropriate documentation to the Compliance Officer at least two weeks in advance of the proposed transaction, and the pledging transaction must be permitted by the Compliance Officer before it may be entered into by the Insider.

Standing Orders. The Company discourages placing standing or limit orders on Company Securities (except standing or limit orders under Rule 10b5-1 Plans adopted in accordance with the terms of this Policy), whether those standing or limit orders are placed through our on-line equity management platform or through a brokerage service. If an Insider determines that they must use a standing order or limit order, the order should be used only for a brief period of time and must otherwise comply with the restrictions and procedures in this Policy. Insiders who subsequently obtain Material Nonpublic Information must terminate any open standing orders or limit orders unless such orders have been placed through a Rule 10b5-1 Plan adopted in accordance with this Policy and legal requirements.

Rule 10b5-1 Trading Plans

An Insider who trades in Company stock may have an affirmative defense against a claim of insider trading liability if the trade was made under a binding contract or written plan that complies with Section 10(b) of the Exchange Act and the corresponding Exchange Act Rule 10b5-1(c) (the “Plan”). The Plan must be entered into outside of a Blackout Period (if being adopted by a Designated Insider) and when the person adopting it is not aware of any Material Nonpublic Information concerning the Company. In addition, the Plan must be entered into in good faith and otherwise comply with the parameters below. Any Rule 10b5-1 Trading Plan must be entered into, and notice provided to the Compliance Officer, at least 30 calendar days prior to the first transaction to be effected under the plan (“Cooling Off Period”), which period is longer for Section 16s as discussed below.

In addition, Plans must comply with approved parameters established by the Company from time to time, including, at least one of the following:

a. Specifying the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold;

b. Including a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or

c. Prohibiting person adopting the Plan from exercising any subsequent influence over how, when, or whether to effect purchases or sales, and delegating such discretion to an independent third party.

If the Plan calls for all of the specified securities to be sold in a single trade, an Insider may only have one such single-trade Plan during any consecutive 12-month period. Persons who adopt a Plan may not deviate from it or engage in any corresponding or hedging transaction or positions. Amendments to or terminations of the Plan are permitted, provided that (i) the amendment or termination does not occur during a Blackout Period, (ii) at the time of such amendment or termination, the person undertaking the amendment or termination does not have any Material Nonpublic Information regarding the Company, (iii) the first transaction under the amended Plan does not occur until at least 30 calendar days after providing notice of the amendment to the Compliance Officer, and (iv) if the plan is being terminated, the first transaction outside of the Plan adheres to the Cooling Off Period requirements. Material modification of a Plan will be treated as adoption of a new Plan for purposes of the Cooling Off Period requirements.

An Insider may not have more than one Plan in effect at any given time. If an Insider has a Plan in effect, transactions outside that Plan are discouraged.

Regulations governing structure and implementation of Plans are complex. Insiders are advised to consult with the Compliance Officer or their own attorney prior to adopting a Plan.

Additional Plan Requirements and Restrictions for Section 16s

For Section 16s, the Cooling Off Period referred to above is the later of: (a) at least 90 calendar days prior to the first transaction or (b) 2 business days following disclosure of financial results in periodic reports filed with the SEC, but in either case not to exceed 120 days following Plan adoption. Section 16s must include a certification in their Plan documentation certifying that at the time of adoption of a Plan they are not aware of Material Nonpublic Information and they are adopting the Plan in good faith and not as part of a scheme to evade the prohibitions of the law and regulations. The Company will disclose Plans established by Section 16s, as well as trades made under such Plans, as required by the SEC.

Additional Pre-Clearance Procedures for Section 16s

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where a person engages in a trade while unaware of a pending major development), Section 16s, as well as members of their immediate family and entities controlled by them, that contemplate engaging in any transaction in Company Securities to which this Policy applies, must notify the Compliance Officer at least two business days in advance of the proposed transaction, stating the amount and nature of the proposed trade.

A person making a pre-clearance request must not be aware of any Material Nonpublic Information about the Company. The person must inform the Company if he or she has effected any non-exempt “opposite-way” transactions within the past six months. After any transaction, the person must timely inform the Company to assist with the filing of the requisite Form 4, and should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale. In order to comply with these important legal requirements, any Section 16s seeking pre-clearance must transact in Company Securities only through a full-service brokerage firm.

The Compliance Officer is under no obligation to permit a transaction submitted for pre-clearance and may determine not to permit the transaction. If permission to engage in the transaction is denied, the requesting person should not initiate any transaction in Company Securities, nor inform others of the restriction. If permitted, clearance is good for five (5) business days unless otherwise notified. Pre-clearance is not required for purchases or sales under an approved Plan. Insiders remain personally responsible for any transactions in Company Securities, regardless of whether they are permitted by the Compliance Officer.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after an Insider has terminated employment or other services to the Company. If an Insider is in possession of Material Nonpublic Information when his or her service terminates, the Insider may not trade in Company Securities until that information has become public or is no longer material.

Pre-clearance notification procedures discussed above will cease to apply to Company Securities upon the expiration of any Blackout Period or any other Company-imposed trading restrictions applicable at the time of the termination of service. 9

Certification

Section 16s and other employees and other Company representatives may be required on a periodic basis to certify their understanding of and intent to comply with this Policy. Designated Insiders may be required on a periodic basis to provide an additional acknowledgement regarding the Blackout Period and, as applicable, pre-clearance notification provisions of this Policy.

Any person who has any general questions about this Policy or questions about specific transactions should contact the Compliance Officer.